UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

November 21, 2013
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

On November 21, 2013, Raymond James Financial, Inc. (the "Company") issued a press release to announce its quarterly cash dividend on its common shares of $0.16 per share, up from $0.14 per share in the previous quarter, payable January 16, 2014, to shareholders of record on January 2, 2014.

Additionally, the Company issued a press release on October 28, 2013 announcing the annual shareholders' meeting will be held Thursday, February 20, 2014, at 4:30 p.m. ET, at the Company's headquarters in St. Petersburg. Shareholders of record as of December 13, 2013, will be eligible to vote.

The information furnished herein, including Exhibits 99.1 and 99.2, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Item 9.01 Financial Statements and Exhibits

(d) The following are each filed as an exhibit to this report:

Exhibit No.

99.1 Press release dated November 21, 2013, issued by Raymond James Financial, Inc.
99.2 Press release dated October 28, 2013, issued by Raymond James Financial, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

_____

RAYMOND JAMES FINANCIAL, INC.

Date: November 21, 2013

By: /s/ Jeffrey P. Julien
_____
Jeffrey P. Julien
Executive Vice President - Finance,
Chief Financial Officer and Treasurer

EXHIBIT 99.1

RAYMOND JAMES

November 21, 2013

FOR IMMEDIATE RELEASE
Media Contact: Steve Hollister, 727.567.2824
Investor Contact: Paul Shoukry, 727.567.5133
raymondjames.com/media

RAYMOND JAMES FINANCIAL
INCREASES QUARTERLY DIVIDEND

ST. PETERSBURG, Fla. - The Raymond James Financial Board of Directors today declared a quarterly cash dividend on its common shares of $0.16 per share, up from $0.14 per share in the previous quarter, payable January 16, 2014, to shareholders of record on January 2, 2014.

"The Board's decision to raise the dividend demonstrates our confidence in the future with the Morgan Keegan integration essentially completed," said Executive Chairman Tom James. "This is the 29th consecutive year in which Raymond James has paid its shareholders a dividend and represents its commitment to share net income growth with its shareholders."

About Raymond James Financial, Inc.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principal wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services, and Raymond James Ltd., have approximately 6,200 financial advisors serving approximately 2.5 million accounts in approximately 2,500 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $436 billion.

Forward-Looking Statements

Certain statements made in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding management expectations, strategic objectives, business prospects, anticipated savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Those results or outcomes could occur as a result of a number of factors, which include, but are not limited to, the risks inherent in realizing the projected benefits of the Morgan Keegan acquisition, the inability to sustain revenue and earnings growth, changes in the capital markets, and other risk factors discussed in documents filed by Raymond James with the Securities and Exchange Commission from time to time, including Raymond James' 2012 Annual Report on Form 10-K and the quarterly report on Form 10-Q for the quarters ended June 30, 2013, March 31, 2013, and December 31, 2012, which are available on RAYMONDJAMES.COM and SEC.GOV. Any forward-looking statement speaks only as of the date on which that statement is made. Raymond James will not update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made.

EXHIBIT 99.2



October 28, 2013

FOR IMMEDIATE RELEASE
Media Contact: Steve Hollister, 727.567.2824
Investor Contact: Paul Shoukry, 727.567.5133
raymondjames.com/media

RAYMOND JAMES FINANCIAL BOARD
ANNOUNCES SHAREHOLDER MEETING

ST. PETERSBURG, Fla. - The Raymond James Financial Board of Directors today announced that the annual shareholders' meeting will be held Thursday, February 20, 2014, at 4:30 p.m. ET, at Raymond James Financial's headquarters in St. Petersburg. Shareholders of record as of December 13, 2013, will be eligible to vote.

About Raymond James Financial, Inc.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principal wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd., have approximately 6,200 financial advisors serving more than 2.5 million accounts in approximately 3,000 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $425 billion.